Filed by Microsoft Corporation pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
THE FOLLOWING IS THE TEXT OF A FREQUENTLY ASKED QUESTIONS COMMUNICATION SENT BY MICROSOFT TO ALL EMPLOYEES IN ITS PLATFORMS & SERVICES DIVISION ON FEBRUARY 22, 2008.

From: Kevin Johnson
Sent: Friday, February 22, 2008 12:48 PM
To: Platforms & Services Division
Subject: Update on Yahoo! Proposal
I want to provide all employees in the Platforms & Services Division with an update on our February 1 proposal to combine with Yahoo!, and answer a few common questions that have been asked.
As we’ve discussed, the online advertising industry is growing rapidly and is expected to be an $80B industry by 2010. We believe our proposal is a compelling one and that the combination of Yahoo! and Microsoft creates a more credible alternative to an increasingly dominant player in the advertising industry. We are committed to building great services for consumers while delivering great value to advertisers and publishers. We have been very thoughtful about this combination, and are excited about what our two companies can do together to collectively target growth opportunities in online services, search, and advertising.
It is important to remember that, while we have made what we believe to be a very compelling proposal for Yahoo! shareholders and employees, we do not have an agreement in place with Yahoo! at this time. While Yahoo!’s Board and management consider our proposal, let me share a perspective on the process going forward:
1.	While Yahoo! has issued a press release rejecting our proposal, we continue to believe we have a full and fair proposal on the table. We look forward to a constructive dialogue with Yahoo!’s Board, management, shareholders, and employees on the value of this combination and its strategic and financial merits.

2.	If and when Yahoo! agrees to proceed with the proposed transaction, we will go through the process to receive regulatory approval, and expect that this transaction will close in the 2nd half of calendar year 2008. Until this proposal is accepted and receives regulatory approval, we must continue to operate our business as we do today and compete in this rapidly changing online services and advertising marketplace.

3.	It is important to note that once Yahoo! and Microsoft agree on a transaction, we can begin the integration planning process in parallel with the regulatory review. We can create the integration plan but we cannot begin to implement it until we have formal regulatory approval and have closed the transaction. Because the integration process will be critical to our success as a combined company, we are taking this very seriously. We have recent — and successful — experience in this arena, including our integration planning with aQuantive and Tellme, both of which led to successful combinations of talent, assets, and infrastructure.

Our proposal includes a thoughtful integration planning process for a Microsoft-Yahoo! combination. It is important to me that this process includes leaders from Yahoo! and Microsoft and is done in a way that enables us, together, to make decisions in a collaborative way. Importantly, this will be an inclusive process with Yahoo! employees as they are a key part of our success as a combined company.

With the above process and timeline in mind, I want our teams to stay focused on existing commitments and goals. We should continue to make progress against our plans for online services.
There has been a lot written about various aspects of our proposal. And there are compelling opportunities and tough challenges ahead. While it’s hard to predict the future, I want to convey my sense of where things are by responding to a set of common questions that have come up from employees.
1.	Q: What are the benefits of a Microsoft-Yahoo! combination?

A: First, the industry needs a more compelling alternative in search and online advertising. I have personally met with top executives of the major media companies, and I know there is a desire for more competition in search and online advertising. Without this, there’s less innovation, less competition, and less value being generated for consumers, advertisers, and publishers. Together, Microsoft and Yahoo! would have an opportunity to change and evolve the experiences and value we deliver to all of these groups.

For consumers and developers, our expanded R&D capacity would allow us to drive innovation in emerging user experiences in areas such as search, video, mobile, commerce, and social media. Already, our collaborative work with Yahoo! on interoperability between our instant messaging services has benefitted consumers and made it easier for them to stay connected with friends and family.

For advertisers and publishers, scale economics would allow us to deliver more value to this customer base. By combining search and non-search advertising inventory on a single ad platform, yield is also improved. The other benefits and opportunities may include improving return on investment and decreasing the cost and complexity of running multiple campaigns. We also believe in an extensible ad platform. From my discussions with top advertising agency executives, they share this belief and want to play a key role in extending this ad platform for incremental value to advertisers.

For shareholders, a successful combination would provide superior value and an opportunity to participate in the upside of the combined company. There are expected operating efficiencies driven by synergies from eliminating redundant operating expenses, redundant capital expenses, and ensuring appropriate headcount allocation by function.

The focus of our combined company will be to build great experiences and platforms for our joint consumers, advertisers, and publishers. I am confident in the collective engineering & business talent we have at Microsoft and Yahoo! to drive towards this vision.

2.	Q: What impact would this combination have on staffing? Would there be any reductions?

A: People are the single most important asset in this combination. We want the very best talent at the combined company, and we will demonstrate this to Yahoo! and Microsoft employees at each step of the deal. There’s no question we will dedicate significant rewards and compensation to Yahoo! and Microsoft employees.

While some overlap is expected in any combination of this size, we should remember that Microsoft is a growth company that has hired over 20,000 people since 2005, and we would look to place talented employees throughout the company as a whole. We have no shortage of business and technical opportunities, and we need great people to focus on them.

3.	Q: How should we view the two cultures at Microsoft and Yahoo!? How would we bring the two cultures together?

A: Both companies share a passion for great engineering, creativity, and development of services and technologies that truly can change the world. Respect for both the creative and analytical aspects of advertising is core to both companies, along with recognition that advertising is an industry that represents opportunity and growth. We would have an opportunity to bring together the best of both companies — Microsoft’s culture of innovation, and long-term commitment to tough R&D problems, with Yahoo!’s blend of Web-centric DNA and innovative engineering, 21st century media expertise, and advertising talent. Some aspects of the two cultures will naturally merge quickly and some will remain unique in the near-term and merge more slowly over time. At Microsoft today, we have a corporate culture, but individual teams develop, nurture, and retain a culture of their own as well. The culture of the combined entity will be shaped by individuals and teams from both Yahoo! and Microsoft.

4.	Q: How would we address the multiple brands and technologies within Live, MSN, and Yahoo!? Which brand would we keep?

A: Both Microsoft and Yahoo! have great brands and technologies. Yahoo! has a very strong consumer brand and we are committed to build on the Yahoo! brand as a major part of the combined products and services we deliver to customers. The Yahoo! brand is one of the reasons the combination of the two companies would create so much value. It is premature to say which aspects of the brands and technologies we would use in our combined offerings. As part of the integration planning effort, it is important that we enable a joint team of leaders from Microsoft and Yahoo! to make thoughtful decisions about brands and technologies. How we integrate Microsoft and Yahoo!’s brands, products, and services are the types of decisions that would be made during this integration planning process—by leaders from both companies—and implemented over time after the transaction closes.

5.	Q: If we move forward with a combination, what’s our plan for addressing Yahoo!’s technology infrastructure, since it’s non-Windows based?

A: Services we’ve acquired over the years have been based on both Windows and open source technologies. Although Windows is our strategic platform and in some cases the teams ultimately migrated their products to Windows for a variety of reasons, in other cases we have prioritized continuity and have used open interoperability mechanisms to achieve effective systems integration. Yahoo! has made significant investments in both its skills and technologies, so we would work closely with Yahoo! engineers to make pragmatic platform and integration methodology decisions as appropriate, prioritizing above all how those decisions would impact customers.

6.	Q: Would we maintain locations in both Silicon Valley and Redmond?

A: Absolutely. Silicon Valley is one of Microsoft’s largest presences outside our Redmond headquarters, with nearly 1,800 employees in a variety of key engineering and business roles. Yahoo!’s campus houses over 10,000 employees and plays a key part in their innovative culture. In bringing the companies together, we would be committed to maintaining Yahoo!’s significant presence in Silicon Valley, and we anticipate that there would be exciting opportunities for a combined Microsoft and Yahoo! talent base in Silicon Valley, Redmond, and many other cities worldwide.

7.	Q: How should we interact with Yahoo! employees?

A: It’s important that Microsoft employees not speculate with Yahoo! employees about the proposal or about what a deal would mean for the combined company. Prior to close of the transaction, no Microsoft employee should reach out to Yahoo! employees for the purpose of integration planning unless specifically instructed to do so by the integration team and its LCA advisors.

Prior to the close, we must continue to compete with Yahoo! as before. At the same time, there are areas where we partner with Yahoo!. If you have questions about what is permissible, please contact your team’s LCA leader.

8.	Q: How does this impact our relationship with customers and partners?

A: Our commitment to customers and partners remains paramount. While this proposed combination is exciting, Microsoft and Yahoo! remain separate companies and will continue to compete in the marketplace.

9.	Q: What can I expect going forward?

A: It’s business as usual and, as such, your commitments remain unchanged. Please stay focused on your key priorities, whether it’s a technical product roadmap, serving our advertiser or publisher customers, or connecting with users of our services. It’s important that we stay focused on our business commitments and let the process for the transaction take its course.
At the appropriate times, we will update you further on progress and news regarding this proposed transaction.
Thanks again for your continued focus on our business and customers during this period.
Regards,
/s/ Kevin
Kevin Johnson | President Microsoft Platforms & Services Division | p. 425-705-8081
Executive Assistant | Sandi Baldock | p. 425-705-8082
One Microsoft Way | Redmond \ WA \ 98052-6399
*     *     *
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the Securities and Exchange Commission (the “SEC”) if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo!

shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 3, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 21, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
     Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
     All information in this communication is as of February 22, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.